UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No. 31)2
ICICI BANK LIMITED

(Name of Issuer)
EQUITY SHARES, PAR VALUE RS. 10

(Title of Class of Securities)
INE090A010133

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☑      Rule 13d-1(c)
☐      Rule 13d-1(d)
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This Amendment No. 3 amends and supplements the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on December 31, 2003 and last amended on February 14, 2005 (the “Prior Amendment”) by Temasek Holdings (Private) Limited, Fullerton Management Private Limited, Asia Financial Holdings Private Limited and Allamanda Investments Private Limited relating to the ownership of equity shares of ICICI Bank Limited. The Prior Amendment was Amendment No. 2 but was inadvertently erroneously identified as Amendment No. 6.

[2]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

[3]	This Schedule 13G/A relates to ownership of equity shares which are not publicly traded in the United States. The CUSIP number for the American Depositary Shares (“ADSs”), each representing two equity shares, is 45104G104.

SIGNATURE
Exhibit Index
EX-1 Joint Filing Agreement

CUSIP No.	INE090A01013	Page	2	of	11

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,528,832

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		92,528,832

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	92,528,832

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	INE090A01013	Page	3	of	11

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,528,832

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		92,528,832

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	92,528,832

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	INE090A01013	Page	4	of	11

1	NAMES OF REPORTING PERSONS Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,528,832

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		92,528,832

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	92,528,832

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	INE090A01013	Page	5	of	11

1	NAMES OF REPORTING PERSONS Allamanda Investments Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mauritius

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,528,832

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		92,528,832

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	92,528,832

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1(a).	Name of Issuer
ICICI Bank Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices
ICICI Towers 4th Floor South Tower Bandra-Kurla Complex Bandra (East) Mumbai 400 051 India
Item 2(a).	Name of Person Filing
(I)	Temasek Holdings (Private) Limited

(II)	Fullerton Management Pte Ltd

(III)	Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited)

(IV)	Allamanda Investments Pte Ltd
The Reporting Persons may be deemed a “group” under the Act because Temasek Holdings (Private) Limited indirectly owns 100% of Allamanda Investments Pte Ltd. Allamanda Investments Pte Ltd directly owns the securities to which this filing relates. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A Joint Filing Agreement among the Reporting Persons with respect to the filing of this Schedule 13G/A is attached hereto as Exhibit 1.
Item 2(b).	Address of Principal Business Office
(I)	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891

(II)	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891

(III)	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891

(IV)	Les Cascades Building Edith Cavell Street Port Louis, Mauritius

Item 2(c).	Citizenship
(I)	Singapore

(II)	Singapore

(III)	Singapore

(IV)	Mauritius
Item 2(d).	Title of Class of Securities
Equity shares, par value Rs. 10 per share, of the ICICI Bank Limited (the “Equity Shares”).
Item 2(e).	CUSIP Number
INE090A01013, 45104G104 (for ADS)
Item 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a
Not applicable as this Schedule is filed pursuant to Rule 13d-1(c).
Item 4.	Ownership
(a)	Amount beneficially owned: 92,528,832 Equity Shares
Temasek Holdings (Private) Limited directly owns 100% of Fullerton Management Pte Ltd. Fullerton Management Pte Ltd directly owns 100% of Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited), which directly owns 100% of Allamanda Investments Pte Ltd. Allamanda Investments Pte Ltd directly owns 92,528,832 Equity Shares. As such, as of December 31, 2007, each of Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd and Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited) may be deemed the beneficial owner of 92,528,832 Equity Shares.
(b)	Percent of class: 8.3%

(c)	Number of shares as to which the person has:
With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Equity Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:
Temasek Holdings (Private) Limited: 92,528,832 Equity Shares

Fullerton Management Pte Ltd: 92,528,832 Equity Shares

Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited): 92,528,832 Equity Shares

Allamanda Investments Pte Ltd: 92,528,832 Equity Shares
(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:
Temasek Holdings (Private) Limited: 92,528,832 Equity Shares
Fullerton Management Pte Ltd: 92,528,832 Equity Shares
Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited): 92,528,832 Equity Shares
Allamanda Investments Pte Ltd: 92,528,832 Equity Shares
Some of the Equity Shares owned or deemed to be owned by the Reporting Persons as of December 31, 2007 include Equity Shares represented by ADS.
Item 5.	Ownership of Five Percent or Less of a Class
N.A.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N.A.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N.A.
Item 8.	Identification and Classification of Members of the Group
N.A.
Item 9.	Notice of Dissolution of Group
N.A.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008	TEMASEK HOLDINGS (PRIVATE) LIMITED
	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Managing Director, Legal & Regulations

Dated: February 11, 2008	FULLERTON MANAGEMENT PTE LTD
	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Director

Dated: February 11, 2008	FULLERTON FINANCIAL HOLDINGS PTE. LTD.
	By:	/s/ Vijay Parekh
		Name:	Vijay Parekh
		Title:	Director

Dated: February 11, 2008	ALLAMANDA INVESTMENTS PTE LTD
	By:	/s/ Ashraf Ramtoola
		Name:	Ashraf Ramtoola
		Title:	Director

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated February 11, 2008, between Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd, Fullerton Financial Holdings Pte. Ltd. and Allamanda Investments Pte Ltd.